INCORDEX CORP.

6 Rosemary Way,

Nuneaton, United Kingdom CV10 7ST

+44-203-99-11-252

March 31, 2021

Mr. Scott Anderegg

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Incordex Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed December 16, 2020 File No. 333-248609

Dear Mr. Anderegg,

Incordex Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission”) amendment number 2 to the registration statement on Form S-1 (the “Registration Statement”) in response to the Commission’s comments, dated January 6, 2020 (the “Comment Letter”), with reference to the Company’s registration statement on Form S-1 filed with the Commission on December 16, 2020.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission’s comments as follows (the term “our” or “we” as used herein refers to the Company):

Amended Registration Statement on Form S-1

Dilution, page 16

1. We note the changes you made in response to comment 2. Please ensure that you reflect the per share amounts, where the line item is identified as a per share item.

Response: We have updated dilution section and ensured that we reflected the per share amounts, where the line item is identified as a per share item

Executive Compensation, page 26

2. Please update your disclosure to include compensation for the most recently completed fiscal year end. See Item 402 of Regulation S-K.

Response: We have updated our disclosure to include compensation for the most recently completed fiscal year end.

Statement of Cash Flows, page F-13

3. Please tell us why you do not reflect the decrease in prepaid expenses as an offset to the cash flows used in operating activities.

Response: We have reflected the changes in prepaid expenses as an offset to the cash flows used in operating activities.

Please direct any further comments or questions you may have to the company at incordexcorp@gmail.com

Thank you.

Sincerely,

/s/ Iurii Abramovici
Iurii Abramovici, President